Resin Systems Inc.

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) for Resin Systems Inc. (the “Company”) should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2004 and the audited consolidated financial statements and related notes for the four month period ended December 31, 2003, and the years ended August 31, 2003 and 2002.  The audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) unless specifically stated.  The reporting and measurement currency in the audited consolidated financial statements and in this MD&A is in Canadian dollars, unless otherwise stated.

This MD&A is dated March 31, 2005.

Overview

Corporate History

The Company commenced business in mid-1995 with an initial focus on proprietary Uni-Seal™ polyurethane based industrial coatings. Through its research and development activities, the Company continued with the development of this polyurethane based coating product, during which time it was discovered that a particular formulation would in fact serve better as the resin for polyurethane based composites.  This resin system was patented and commercialized and is now being sold under the proprietary name Version™.

In early to mid 1998 following an amalgamation, the shares of the Company became listed on the predecessor exchange to the TSX Venture Exchange, namely the Alberta Stock Exchange.  The company also shifted the overall marketing emphasis from solely pursuing UniSeal™ coatings to include the Version™ resins and related composites, due to the significant growth potential within this sector.

One of the major benefits of the Version™ resin system is the fact that it is an environmentally friendly product for many reasons - most notably of which is that it does not contain any volatile organic compounds. The Company therefore concentrated its efforts on further development and pre-commercialization of the Version™ resins as well as its UniSeal™ coating products.

In 2002, the Company continued with the research, development and testing of its resin systems and entered into an agreement with the Alberta Research Council (“ARC”) to evaluate Version™ resin systems against competing products. Additionally, the Company entered into an agreement with the National Research Council (“NRC”) to expedite development of its Version™ resin system for large pultrusion and filament winding markets.

During fiscal 2003, the Company expanded its focus from being a supplier of materials to one that also produces and delivers finished products utilizing its Version™ resin system. In one such initiative, the Company completed a transaction with Canzeal Enterprises Ltd. to obtain filament winding technology for composite utility pole

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manufacturing. For the remainder of the year 2003, the Company concentrated on developing manufacturing procedures and testing to meet industry specifications for utility poles.  An independent market study was completed in 2003 that indicated the size of the utility pole market to be approximately U.S. $2.8 billion. Management believes that the many unique and distinct advantages from its proprietary resin system will give it a competitive edge while introducing composite poles into the utility pole market.

Additionally, the Company developed composite hockey shafts in 2003 using its Version™ resin system.  These shafts were brought to market under the trade-name New Version Sport™ or NVS™.

In the fall of 2003, management received regulatory approval to change the fiscal year end of the Company from August 31 to December 31.  In 2003 the company expanded its management team through the formation of RS Technologies, a group that is focused on bringing the Company’s products to market.  During this period, the Company fulfilled its first utility pole order, filled resin orders and continued with sales of its composite hockey shaft.

In 2004, the Company continued with the development of composite material utility pole technology and introduced its proprietary RStandard™ technology to the utility industry. The Company successfully completed several independent tests that confirmed that the RStandard™ technology substantially exceeded the load, deflection and destruction standards required by utility companies in the United States.  The Company has refocused its target market from shorter distribution poles to larger transmission poles due to the distinct advantages of the proprietary RStandard™ technology.

Unfortunately, the technology acquired from Canzeal in early 2003 was not successful in scaling from research and development to full scale production. Management has decided to write off the intangible asset it acquired in the Canzeal transaction and to write down one of its filament winding machines that is capable of producing the shorter distribution poles.

The Company entered into an agreement with a notable US based equipment manufacturer, for the manufacture and commissioning of a complete "next generation" production cell.  The new production cell will combine the Company’s proprietary filament winding technologies along with the proven strength and robustness of that company’s filament winding equipment to efficiently produce the Company's RStandard modular composite utility poles in 2005. Full-scale operations are not expected until later in 2005.

The Company achieved registration under the ISO 9001:2001 standard as a result of a well defined and implemented Quality Management System.

Version™ Resin

The Company has created and patented a revolutionary line of polyurethane based thermo-set resins under the trade-name Version™. This product has significant advantages over all other resins in the areas of strength, impact resistance, curing times, heat resistance and environmental friendliness. The Company is currently the sole manufacturer and supplier of its patented Version™ resin. The Company will continue its research and development efforts to develop new ‘specialty’ resins for future specific commercial applications.

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RStandard™

The Company produces an innovative composite material utility pole in custom strengths and lengths to meet a variety of customer requirements. The RStandardTM utility pole technology is proving itself superior to traditional wood, steel, aluminium and concrete poles, as well as other existing composite material utility poles currently on the market. The Company has successfully completed a number of independent tests that are a necessary prerequisite requirement for shipments to most major power utility companies. All testing was performed independently by EDM International Inc. at its utility industry renowned laboratory and test facilities.  The proprietary RStandard™ technology has been well received by the utility industry as it provides alternatives and options not available with other technologies in the market today.  As a result of these advantages, the Company has refocused its efforts on meeting the market demand for transmission poles as opposed to distribution poles, a market that is larger and one that has more opportunities for growth.

Although the technology acquired from Canzeal has failed to meet the required production rates to meet existing product demand, the Company has devoted significant effort to improve the RStandard™ technology and the associated production machinery including signing an agreement with a notable US based equipment manufacturer to deliver proven filament winding equipment to the Company’s new production facility in Calgary.

RSeal™ (formerly Uniseal™)

RSealTM is a high performance industrial coating for use in aggressive environments. That was formerly marketed under the UniSeal™ trade-name.  RSealTM is formulated from a unique combination of crumb rubber salvaged from used tires and a polyurethane base. Several multipurpose formulations have been developed which provide the essential properties required of maintenance coatings. The unique formulation of RSealTM provides two to three times the adhesive strength of competing coatings. In addition to superior adhesion characteristics, RSealTM is VOC and solvent free, non-toxic and odourless.  It is UV resistant as well as resistant to most acids, bases and salts. RSealTM is also registered for casual food contact by the FDA and Agriculture Canada. The easy application, fast drying time, and customizable colours make RSealTM a perfect coating for a wide variety of applications. The Company has continued its efforts to market this proprietary line of superior industrial coatings as significant research had been invested to-date and market demand has been identified.

New Version Sport™ (NVS™)

The Company continues to distribute hockey stick shafts and blades from inventory through direct customer orders and from the NVS™ website.  However, the Company does not envision this market as central to the future of the Company so further development is not anticipated at this time.

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Selected Annual Financial Information

                           Year ended       Four months ended       Years ended August 31,

                           December 31, 2004    December 31, 2003          2003                2002

Total revenues     $      365,686                $    453,156           $     268,630    $     339,527

Net loss                 (14,315,391)                  (3,136,457)            (4,588,588)     (1,717,968)

  per share(1)                   (0.23)                           (0.07)                     (0.11)             (0.09)

Total assets              9,229,248                     6,913,491              5,770,897               N/A

Total long-term

  liabilities                     108,099                        385,274                  343,425              N/A

Working capital         1,384,417                     2,472,588               2,448,218              N/A

(1)

Loss per share is calculated using a monthly weighted average of shares outstanding.  The effect of the exercise of outstanding options and warrants would be anti-dilutive and therefore the numerator and denominator for the calculation of diluted loss per share are the same as basic loss pr share.

The above annual information has been prepared in accordance with Canadian generally accepted accounting principles and is reported in Canadian dollars.  Therefore, these measures may not be comparable to similar measures presented by other issuers who use non-GAAP measures.

Results of Operations

In reviewing the results of the year ended December 31, 2004, the four months ended December 31, 2003 and the years ended August 31, 2003 and 2002, the reader is advised that comparison between the periods needs to be tempered with the knowledge that during the year ended December 31, 2004, the Company was heavily involved in the development and commercialization of its products. Therefore, expenses related to staffing levels, research and development, marketing and infrastructure development for fiscal 2004, were higher than  for the four months ended December 31, 2003 and the years ended August 31, 2003 or 2002.

Revenues:

Revenue from product sales was $365,686 for the year ended December 31, 2004.  The lower than anticipated sales was due to the failure of the technology and equipment to meet production volumes.  Version™ sales accounted for 78% of the December 31, 2004 volume compared to 29% for the four month period ended December 31, 2003 and 52% for the year ended August 31, 2003 (27% for 2002).  A detailed breakdown of product revenues is contained in note 16 of the accompanying Consolidated Financial Statements. The company also refocused its marketing and sales efforts in the transmission pole market rather than the distribution market both nationally and internationally.

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Operating Expenses:

                                                Year ended       Four months ended       Years ended August 31,

                                    December 31, 2004      December 31, 2003             2003                  2002

Cost of sales                          $     434,389               $      333,899      $      118,333     $    216,782

Direct and product

  development                            4,510,184                    1,147,537           1,552,190           632,042

Marketing and business

  development                            1,190,136                       387,997               524,196          314,168

General and

  administrative                          6,044,423                    1,269,047            2,011,495           814,681

Interest and other

  charges                                        24,043                         22,689                  36,773              9,093

Amortization of property,

plant and equipment                    656,325                         82,071                243,683            62,438

Amortization of intangibles          307,253                        109,733                411,500                  --

(Gain) on sale of

Property, plant and equipment       (1,048)                              --                          --                   (393)

Write –down of inventory             713,576                               --                          --                      --

Write-down of property

  plant and equipment and

  intangible assets                     1,516,950                               --                          --                12,414

Recovery of NRC loan               (498,263)                               --                          --                      --

Adjustment to reflect change

  In accounting for employee

  stock options                                     --                           244,904                    2,229                   --

Total operating expenses   $  14,897,968                 $  3,597,877         $  4,900,399   $   2,061,255

Cost of Sales:

Cost of sales increased to $434,389 for the year ended December 31, 2004 from $333,899 for the four months ended December 31, 2003 ($118,333 for the year ended August 31, 2003 and $216,782 for the year ended August 31, 2002).  This increase in cost relates to reduced sales volumes resulting in less efficient production rates.

Direct and product development:

Direct and product development expenses increased approximately $3,363,000 or 293% over the four month period December 31, 2003 and $2,958,000 or 191% over the year ended August 31, 2003 ($3,878,000 or 614% over August 31, 2002).  These expenditures are attributable to the Company’s commitment to refining the production process owing to the failure of the Canzeal technology to be scaled to full production capacity.  Included with these efforts, the Company successfully completed several independent tests related to its RStandardTM product line verifying the Company’s claims.  In comparing the year ended December 31, 2004 with the four months ended December 31, 2003, payroll costs were $1,543,000 higher, research and development costs were $1,257,000 higher and production related supplies were $414,000 higher as well.

Marketing and business development:

The fiscal 2004 expenditures for marketing and business development, increased approximately $802,000 or 207% over four months ended December 31, 2003 and $666,000 or 127% over the year ended August 31, 2003 ($876,000 or 279% over

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August 31, 2002).  Throughout the year the Company concentrated its marketing efforts on developing contacts and potential customers for its utility products and the industrial coatings.

In comparing the year ended December 31, 2004 with the four months ended December 31, 2003, payroll costs were $668,000 higher and associated travel costs were $156,000 higher.

General and administrative:

General and administrative expenses increased approximately $4,775,000 or 376% over the four months ended December 31, 2003 and $4,033,000 or 201% over year ended August 31, 2003 ($5,230,000 or 642% over August 31, 2002).  Of the variances over the four month period, payroll costs increased approximately $2,302,000 or 686%, professional fees $1,331,000 or 230%, rent increased $332,000 or 436%, utilities $267,000 or 547%, office supplies $281,000 or 787% and insurance increased $48,000 or 139%.

Amortization:

Amortization of property, plant and equipment and intangible assets increased approximately $772,000 or 402% over the four month period ended December 31, 2003 and $308,000 or 47% over the year ended August 31, 2003 ($901,000 or 1,443% over August 31, 2002).  These increases are a result of the investment in property, plant and equipment and intangible assets over the previous periods related to the development and RStandardTM production capabilities as well as that for Version™ and NVS™products.

(Gain) on sales of PP&E:

During the year the Company disposed of a vehicle for gross proceeds of $11,000 which rendered an accounting gain of $1,048.

Write-down of inventory:

In the fourth quarter of 2004, the Company had a number of technology and operations changes, which had an effect on its inventory provision.  In relation to RStandardTM products, the Company enhanced its processing of utility poles, which resulted in a previous production being technologically different to the currently produced modular production.  To this end the Company took a write down for these products of $261,000.

Additionally in the fourth quarter, the management reviewed the sales and inventory movement of its NVS products and provided a reserve of $235,000 for these products.

During the second and third quarters of fiscal 2004, management expected inventory movement and sales of its RSealTM products to increase owing to the sales and marketing efforts put forth.  As at the fourth quarter expected product movement had not materialized and management took a reserve for products amounting to $217,000.

Write-down of property, plant and equipment and intangible assets:

In the fourth quarter of the year and in accordance with its policy of reviewing the impairment of its assets at least annually, the Company preformed impairment tests on its property, plant and equipment and the intangible assets.  The intangible asset related to the Canzeal transaction of January 2003, was tested for impairment and determined

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to be impaired owing to the fact that the technology was not scalable to a production level.  The resulting impairment loss of $1,229,000 was recorded under this caption.

The Company reduced the carrying value of one of its pieces of filament winding equipment owing to technical changes in its processes for the production of utility poles.  As a result the equipment was written down from its carrying value of approximately $288,000 to its estimated value of Nil.

Liquidity and capital resources:

The Company’s main source of cash flow to date has been through the issuance of securities.  This dependence on issuing securities and the lack of sufficient cash reserves to sustain the Company for a period in excess of twelve months has required management to include a “Going Concern” note in our financial statements.  The going concern concept is dependent on the ability of an entity to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  In February 2005 the company completed a private placement for gross proceeds of $9,999,919.  Management believes that this cash resource, in addition to 2005 operating and planned financing activities, will be sufficient to sustain the company.

The Company intends to secure additional funding through the issuance of shares during fiscal 2005 via private placements and through existing shareholders exercising their warrants.  The February 2005 private placement has 4,347,791 outstanding warrants with exercise prices of $1.65 per share if exercised on or before August 15th, 2005 and $2.00 per share if exercised after August 15th on or before February 14th, 2006.  The exercise of all of the warrants would generate between $7.1 and $8.7 million.

Working capital:

Working capital as at December 31, 2004 was $1,384,000 and in the opinion of management, the Company in conjunction with expected returns from operations, and the execution of planned financings will have sufficient working capital to continue with its expansion and operational plans.

Long-Term Debt:

In 2004 the company reclassified advances from the National Research Council as a grant.  However, the company is obligated to repay these costs commencing on March 1, 2006 and is to be repaid at the rate of 1.9% of gross quarterly revenues and will continue to be repaid until either the Company has fully repaid the amounts contributed by NRC or until December 1, 2010.  For the year ended December 31, 2004 the Company had received a total of $498,263 from the NRC under this program ($385,274 to December 31, 2003 and $343,425 to August 31, 2003).

At December 31, 2004 the company recognized a deferred lease inducement that will be recognized as income over the life of the relevant lease.  The company also acquired furniture with the proceeds of a capital lease.  The portion of the lease that is repayable in future periods is $64,845.

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Capital structure:

During the year ended December 31, 2004, the Company issued or committed to issue 16,803,273 shares for net proceeds of $15,465,742.

As at December 31, 2004, the market close for the Company’s shares was $0.80, which translates into a market capitalization of $54,906,946.

Capital expenditure program:

The Company expects to have significant capital additions of production equipment and facilities during the next fiscal year.

These capital expenditures will be financed with working capital, cash flow from operations and share financings.

Contractual obligations:

The Company has entered into commitments related to office leases as well as a capital lease to finance office furniture.  The minimum rent payable for each of the next five years and thereafter is as follows:

	Expected Payment Date
Obligation	2005	2006	2007	2008	2009	Thereafter	Total
Operating Leases	353,478	240,756	122,332	123,776	126,654	189,981	1,156,977
Capital Lease	61,945	61,945	5,163	Nil	Nil	Nil	129,053
Equipment Commitments	1,625,000	Nil	Nil	Nil	Nil	Nil	1,625,000

Off-Balance Sheet Arrangements:

The Company has taken into income the balance of the amount owing to NRC.  As at December 31, 2004, the Company’s revenues were not sufficient to generate repayment of the full amount based upon the terms of the agreement (see note 18 in the Consolidated Financial Statements).

The Company does not have any other off-balance sheet arrangements as at the reporting period.

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Related Party Transactions:

During the year, the Company contracted two of its senior officers.  One was for managerial services amounting to $136,172 which was included in general and administrative expenses.  The other was for various services totalling $96,788, which is included in capitalized leasehold improvements, direct and product development and general and administrative expenses.

Summary of results:

                       3 Mths Ended    3 Mths Ended    3 Mths Ended    3 Mths Ended

                       Dec. 31/2004     Sept. 30/2004    June 30/2004      March 31/2004

Revenue        $     113,816       $      117,294     $       129,288       $        222,179

Net (Loss)        (5,294,406)         (3,392,244)         (2,743,049)            (2,885,692)

Basic loss

 per share1               (0.07)                   (0.06)                (0.05)                      (0.05)

                       4 Mths Ended    3 Mths Ended    3 Mths Ended    3 Mths Ended

                       Dec. 31/2003     Aug. 31/2003      May 31/2003      Feb.  28/2003

Revenue        $     461,420       $       96,789       $        70,275       $         69,232

Net (Loss)        (3,136,457)         (1,771,271)         (1,197,627)            (1,097,021)

Basic loss

 per share1               (0.07)                   (0.04)                 (0.04)                     (0.04)

Note 1:- Diluted loss per share – the effect of the exercise of options and warrants outstanding would be anti-dilutive and therefore the numerator and denominator for the calculation of diluted loss per share are the same as basic loss per share.

Fourth quarter financial results

Net loss for the fourth quarter of 2004 were $5,294,406 with total revenue of $113,816 compared to a loss of $3,392,244 on revenue of $117,924.  The quarter over quarter increase in the loss is related to a cumulative write down of; inventory, property, plant and equipment, intangible assets and recovery of the NRC loan which accounts for $1,732,263 of the $1,902,162 difference.  These write downs are explained above under their specific captions and are contained in notes 6, 7 and 18 in the Consolidated Financial Statements.

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Application of critical accounting policies:

The change in a significant accounting policy used by the Company is disclosed in note 2 of the Consolidated Financial Statements.  Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  The following discusses such accounting policies that have been recently adopted.  This is included in the MD&A to aid the reader in assessing the critical accounting policies and practices of the Company and the likelihood of materially different results being reported.  The Company’s management reviews its estimates regularly.  The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

Change in accounting policy - Stock-based compensation:

Effective January 1, 2004, the Company retroactively adopted the new Canadian standard for “Stock Based Compensation and Other Stock Based Payments”, which requires that fair-value method of accounting be applied to all stock-based compensation payments for both employee and non-employees.  Under the fair-value based method, compensation cost is measured at fair value at the grant date and is expensed over the awards vesting period.  In accordance with one of the transitional provisions, the Company has retroactively applied the fair-value based method to all employee stock options granted on or after September 1, 2002 and has restated prior periods.  Prior to September 1, 2002, the Company accounted for its employee stock options under the settlement method and no compensation expense was recognized.

The effect of retroactively adopting the fair value based method is to increase the loss for the four month period ended December 31, 2003 by $244,904 (August 31, 2003 - $2,229) and increase the retained deficit, and to increase contributed surplus by $244,904 (August 31, 2003 - $2,229).  In addition, the effect of the change on basic and diluted earnings per share was $0.1 for the year ended December 31, 2004 and $0.01 for the four month period ended December 31, 2003 and nil for the year ended August 31, 2003.

GAAP Hierarchy:

Effective January 1, 2004 the Company adopted CICA Handbook Section 1100; Generally Accepted Accounting Principles (“GAAP”), which establishes standards for financial reporting accordance with Canadian GAAP and describes what constitutes Canadian GAAP.  There have been no changes in accounting policies as a result of the adoption of this standard other than noted.

Revenue recognition:

Effective January 1, 2004 the Company adopted new Canadian accounting standards including CICA Emerging Issues Committee (“EIC”) Abstracts 141 and 142 regarding the time of revenue recognition and the classification of certain items as revenue or expenses.

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Inventory:

Raw materials are stated at weighted average cost and replacement cost.  Work in process and finished goods inventories are stated at the lower of cost and net realizable value.

Impairment of long-lived assets:

Effective September 1, 2003, the Company has prospectively adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3063, Impairment of Long-lived Assets, with respect to the measurement and disclosure of the impairment of long-lived assets.  This standard requires the recognition of an impairment loss for a long-lived asset to be held and used when changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use.  If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the group of assets is less than its carrying amount, it is considered impaired.  An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value.  During the year ended December 31, 2004, the Company recorded an impairment loss of $1,516,950 (see notes 6 and 7).

Risks Related to Our Financial Condition:

We have a history of losses, and we cannot provide assurance that we will operate profitably in the future.

We are in the commercialization stage of our resin and end-product business and therefore are subject to the risks associated with early stage companies, including uncertainty of revenues, markets and profitability and the need to raise additional funding.  We are committing, and for the foreseeable future will continue to commit, significant financial resources to marketing, product development and research.  Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in relatively new and evolving markets such as composites.  We have not earned profits to date and cannot provide assurance that we will achieve, or be able to sustain, profitability in the future.  Our success will ultimately depend on our ability to generate revenues from our product sales, such that our business development and marketing activities may be financed by revenues from operations instead of outside financing

We depend upon our senior management.  Any loss of the services of our senior management could negatively affect our business.

Our success depends, to a significant extent, on the performance of a number of our senior management personnel and other key employees.  In particular, we

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depend upon the services of Greg Pendura and Paul Giannelia.    To the extent that the services of any of our key personnel become unavailable, we will be required to retain other qualified persons.  We may not be able to find a suitable replacement for any such person.

We will likely require additional financing.

In February 2005, we completed a private placement of Common Shares and warrants to purchase Common Shares, for aggregate gross proceeds of approximately $10 million, which we expect will be sufficient to finance our budgeted operating costs, development, marketing and anticipated discretionary expenditures for the immediate future.  However, in order to accelerate our growth objectives, we will likely need to raise additional funds from lenders and equity markets in the future.  Our ability to arrange such financing in the future will depend on our business performance as well as the prevailing capital market conditions.  If we are unable to raise additional funds when needed, our business will be adversely affected.  In addition, if we issue Common Shares in order to obtain additional financing, control of our company could change and shareholders will suffer additional dilution.

We depend on third party supply and transportation systems, and any disruptions could impair our ability to compete in the marketplace.

The chemical industry is sensitive to raw material, manufacturing and shipping costs.  Many input chemicals used to manufacture thermosetting resins are commodities with pricing directly dependent on supply, demand and the cost of underlying raw materials, in particular oil and gas, as well as agricultural by-products. Although we could obtain raw materials from many other suppliers in the marketplace, such suppliers may be unwilling to sell us raw materials upon acceptable terms and conditions.

Third parties may infringe upon or misappropriate our intellectual property, which could impair our ability to compete effectively and negatively affect our profitability.

Our success depends upon the protection of our technology, trade secrets and trademarks.  Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technology and other assets.  To protect our rights to our intellectual property, we rely on a combination of trade secret protection, trademark law, confidentiality agreements and other contractual arrangements.  The protective steps we have taken may be inadequate to deter infringement or misappropriation.

Our products may infringe on the intellectual property rights of others, which could increase our costs and negatively affect our profitability.

Our commercial success may depend, in part, on our ability to avoid infringing on patents issued to others.  Although we are not aware of any action or threatened

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action alleging patent infringement or improper use of proprietary information by us, if we have to defend any such claims, we could incur substantial costs, and our management resources could be diverted.

Competition in the markets for our products and technology is intense.  We may not be able to compete effectively in these markets, and we may lose current customers and fail to attract new customers.

We may not be able to compete successfully against current and future competitors, and the competitive pressures we face could harm our business and prospects.  Broadly speaking, our products will be alternatives to traditional thermoset resins, such as polyester and epoxy, and traditional building products, such as wood, steel, concrete and aluminium.  As such, we will compete with these options.  Our direct competition comes substantially from larger companies.  Some of these companies have products that are intended to compete directly with our products.  In addition, companies against whom we do not presently directly compete are planning to become competitors in the future.  This could occur either through the expansion of our products or through product development undertaken by other companies in the area of composites.

Our lengthy sales and integration cycle could cause delays in revenue growth.

The inability to sell our products to new customers on a timely basis, or delays by our existing and proposed customers in the testing and adoption of our products, could limit revenue and harm our business and prospects.  Our customers will need to evaluate our products.  In addition, our customers may need to adopt a comprehensive sales, marketing and training program in order to effectively integrate our products.  For these and other reasons, the cycle associated with establishing sales for our products, and integrating our products, can be lengthy.

Implementation delays could cause delays in revenue growth.

Most of our customers will be in a testing or preliminary stage of utilizing our products and may encounter delays or other problems in the introduction of our products.  A decision not to do so, or a delay in implementation, could result in a delay or loss of related revenue or could otherwise harm our business and prospects.  We will not be able to predict when a customer that is in a testing or a preliminary use phase will adopt a broader use of our products.

If we are unsuccessful in developing markets, our business will be adversely affected.

The market for our products is relatively new and continues to evolve.  If the market for our products fails to develop and grow, or if our products do not gain broad market acceptance both by processors, such as pultrusion and filament winding, and end users, our business and prospects will be harmed.  The adoption and use of our products will involve changes in the manner in which

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businesses have traditionally used such products within their processing systems.  It is difficult to predict with any assurance, the present and future size of the potential market for our products.  Our ability to achieve our goals also depends upon rapid market acceptance of future enhancements to our products.

We must develop new products and technology and enhancements to our existing products and technology to remain competitive.  If we fail to do so, we may lose market share to competitors.

The composite industry is susceptible to technological advances and the introduction of new products utilizing new resin formulas and processing technologies.  Further, the composite industry is subject to changing industry standards, market trends and customer preferences, and to competitive pressures which can, among other things, necessitate revisions in pricing strategies, price reductions and reduced profit margins.  Our success will depend on our ability to secure technological superiority in our products and maintain such superiority in the face of new resin formulations, the advance of thermoplastics and new processing technologies and products.  While we believe that our products will be competitive, we cannot provide assurance that our products will be commercially viable or that further modification or additional products will not be required in order to meet demands or to make changes necessitated by developments made by competitors which might render our products less competitive, less marketable, or even obsolete over time.

We may encounter product deficiencies which could be detrimental to our reputation.

Difficulties in product design, performance and reliability could result in lost revenue, delays in customer acceptance of our products, and/or lawsuits, and would be detrimental, perhaps materially, to our market reputation.  Serious defects are frequently found during the period immediately following the introduction of new products or enhancements to existing products.    If our internal quality assurance testing or customer testing reveals performance issues and/or desirable feature enhancements, we could postpone the development and release of updates or enhancements to our current products, future products or improvements in our products.  We may not be able to successfully complete the development of planned or future products in a timely manner, or to adequately address product defects, which could harm our business and prospects.  In addition, product defects may expose us to liability claims, for which we may not have sufficient liability insurance.  A successful suit against us could harm our business and financial condition.

Government regulation and environmental considerations could delay or prevent product offerings, resulting in decreased revenues.

We are and will continue to be subject to certain legislation and regulations dealing with the environment and the composite industry.  There is no certainty

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Resin Systems Inc.

about the extent or direction of future regulation in this area and adverse legislation dealing with the impact of composites on the environment or the transportation of goods could adversely affect the sale of current and future products.

We believe that we are in full compliance with all applicable environmental legislation and regulations.  However, there can be no assurance that our products are free of all VOC's or other harmful products, that our products comply with all existing environmental legislation and regulations, or that our products will be in compliance with all environmental legislation and regulations enacted in the future.

We are not currently subject to other direct regulation by any government agency, other than applicable securities laws, regulations applicable to businesses generally and laws or regulations directly applicable to the composite industry.    We cannot provide assurances that any new legislation or regulation will not be enacted, nor that the application of laws or regulations from jurisdictions whose laws do not currently apply to our business will subsequently become applicable.

If we are unable to manage our growth effectively, our revenues may not increase, our cost of operations may rise and we may remain unprofitable.

We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls.  Our ability to manage our growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base.  While management believes that it will have made the necessary investments in infrastructure to process anticipated volume increases in the short term, we may experience growth in the number of our employees and the scope of our operating and financial systems, resulting in increased responsibilities for our existing personnel, the hiring of additional personnel and, in general, higher levels of operating expenses.

Exchange rate fluctuations may harm our results of operations.

We do not engage in any hedging or currency trading activities.  Our business activities are conducted in Canadian and U.S. dollars and our assets and liabilities are recorded in Canadian dollars.  Approximately three quarters of our sales revenue are in U.S. dollars and the majority of our costs of sales and administrative costs are in Canadian dollars.  We have no U.S. dollar denominated assets.    The Canadian dollar has appreciated significantly against the U.S. dollar in the past year.

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Resin Systems Inc.

Expansion into the United States and other markets outside of Canada could strain our financial position.

We will invest significant financial and managerial resources to expand our sales and marketing operations into the United States and, possibly, other foreign countries. Should we find it necessary to do so, the cost of opening new offices in the United States and abroad and hiring new personnel for such offices could significantly decrease our profitability, if such new offices do not generate sufficient additional revenue.

Some of our directors are engaged in other activities which may pose potential conflicts of interest.

Certain of our directors and officers are engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies and, as a result of these and other activities, such directors and officers may become subject to conflicts of interest.  These conflicts of interest could result in some of our directors or officers competing against us.

Note regarding forward-looking statements

Certain information regarding Resin Systems Inc. set forth in this document, including management’s assessment of the Company’s plans and future operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties.  These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, environmental risks, the lack of availability of qualified personnel or management, stock market volatility and ability to access capital from internal and external sources.  The Company’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive there from.  The Company undertakes no responsibility to update the information provided herein

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